# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Surrozen, Inc., CIK 0001824893
CUSIP: 86889P208
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 171 Oyster Point Blvd, Suite 400, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 10/20/2026
Filed by CIK 0001790965
Persons authorized to receive notices and communications: James Evangelista, CFO, The Column Group III, LP, 1 Letterman Drive, Building D, Suite M-9, San Francisco, California (CA), 94129, (415) 865-2050

## Reporting persons
- The Column Group III GP, LP (CIK 0001790965): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,962,544; sole dispositive power 0; shared dispositive power 2,962,544; aggregate amount beneficially owned 2,962,544 (16.6% of the class)
  Comment: Consists of (i) 1,386,122 shares of Common Stock held of record by TCG III LP (as defined in Item 2(a) below), (ii) warrants to purchase 5,218 shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement, (iii) 1,565,311 shares of Common Stock held of record by TCG III-A LP (as defined in Item 2(a) below) and (iv) warrants to purchase 5,893 shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement. TCG III GP LP is the general partner of each of TCG III LP and TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and Tim Kutzkey, a member of the Issuer's board of directors, are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities. Excludes (a) warrants to purchase 594,625 shares of Common Stock held by TCG III LP which are not exercisable within 60 days of this Statement due to beneficial ownership limitations and (b) warrants to purchase 671,518 shares of Common Stock held by TCG III-A LP which are not exercisable within 60 days of this Statement due to beneficial ownership limitations.
  
  Based on 17,807,990 shares outstanding, comprised of (i) 11,753,558 shares of Common Stock outstanding as of August 4, 2026, as reported by the Issuer (as defined in Item 1(b) below) in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the Commission) on August 6, 2026 (the Form 10-Q), plus (ii) 6,043,321 shares of Common Stock issued in the the second tranche of the Issuer's private placement which closed on October 20, 2026 (the Private Placement), as disclosed to the Reporting Persons by the Issuer, plus (iii) 5,218 shares underlying warrants to purchase shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement, plus (iv) 5,893 shares underlying warrants to purchase shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement.
- The Column Group III, LP (CIK 0001668159): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,391,340; sole dispositive power 0; shared dispositive power 1,391,340; aggregate amount beneficially owned 1,391,340 (7.8% of the class)
  Comment: Consists of (i) 1,386,122 shares of Common Stock held of record by TCG III LP and (ii) warrants to purchase 5,218 shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement. TCG III GP LP is the general partner of TCG III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and Tim Kutzkey, a member of the Issuer's board of directors, are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities. Excludes warrants to purchase 594,625 shares of Common Stock held by TCG III LP which are not exercisable within 60 days of this Statement due to beneficial ownership limitations.
  
  Based on 17,802,097 shares outstanding, comprised of (i) 11,753,558 shares of Common Stock outstanding as of August 4, 2026, as reported by the Issuer in the Form 10-Q, plus (ii) 6,043,321 shares of Common Stock issued in the Private Placement, as disclosed to the Reporting Persons by the Issuer, plus (iii) 5,218 shares underlying warrants to purchase shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement.
- The Column Group III-A, LP (CIK 0001668085): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,571,204; sole dispositive power 0; shared dispositive power 1,571,204; aggregate amount beneficially owned 1,571,204 (8.8% of the class)
  Comment: Consists of (i) 1,565,311 shares of Common Stock held of record by TCG III-A LP and (ii) warrants to purchase 5,893 shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement. TCG III GP LP is the general partner of TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and Tim Kutzkey, a member of the Issuer's board of directors, are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities. Excludes warrants to purchase 671,518 shares of Common Stock held by TCG III-A LP which are not exercisable within 60 days of this Statement due to beneficial ownership limitations.
  
  Based on 17,802,772 shares outstanding, comprised of (i) 11,753,558 shares of Common Stock outstanding as of August 4, 2026, as reported by the Issuer in the Form 10-Q, plus (ii) 6,043,321 shares of Common Stock issued in the Private Placement, as disclosed to the Reporting Persons by the Issuer, plus (iii) 5,893 shares underlying warrants to purchase shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement.
- The Column Group Opportunity III, LP (CIK 0001931825): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 862,068; sole dispositive power 0; shared dispositive power 862,068; aggregate amount beneficially owned 862,068 (4.8% of the class)
  Comment: Consists of 862,068 shares of Common Stock held of record by TCG Opportunity III LP (as defined in Item 2(a)). TCG Opportunity III GP LP (as defined in Item 2(a)) is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC (as defined in Item 2(a)) is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and Tim Kutzkey, a member of the Issuer's board of directors, are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities. Excludes warrants to purchase 431,034 shares of Common Stock held by TCG Opportunity III LP which are not exercisable within 60 days of this Statement due to beneficial ownership limitations.
  
  Based on 17,796,879 shares outstanding, comprised of (i) 11,753,558 shares of Common Stock outstanding as of August 4, 2026, as reported by the Issuer in the Form 10-Q, plus (ii) 6,043,321 shares of Common Stock issued in the Private Placement, as disclosed to the Reporting Persons by the Issuer.
- The Column Group Opportunity III GP, LP (CIK 0001932874): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 862,068; sole dispositive power 0; shared dispositive power 862,068; aggregate amount beneficially owned 862,068 (4.8% of the class)
  Comment: Consists of 862,068 shares of Common Stock held of record by TCG Opportunity III LP. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and Tim Kutzkey, a member of the Issuer's board of directors, are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities. Excludes warrants to purchase 431,034 shares of Common Stock held by TCG Opportunity III LP which are not exercisable within 60 days of this Statement due to beneficial ownership limitations.
  
  Based on 17,796,879 shares outstanding, comprised of (i) 11,753,558 shares of Common Stock outstanding as of August 4, 2026, as reported by the Issuer in the Form 10-Q, plus (ii) 6,043,321 shares of Common Stock issued in the Private Placement, as disclosed to the Reporting Persons by the Issuer.
- TCG Opportunity III GP, LLC (CIK 0001932445): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 862,068; sole dispositive power 0; shared dispositive power 862,068; aggregate amount beneficially owned 862,068 (4.8% of the class)
  Comment: Consists of 862,068 shares of Common Stock held of record by TCG Opportunity III LP. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and Tim Kutzkey, a member of the Issuer's board of directors, are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities. Excludes warrants to purchase 431,034 shares of Common Stock held by TCG Opportunity III LP which are not exercisable within 60 days of this Statement due to beneficial ownership limitations.
  
  Based on 17,796,879 shares outstanding, comprised of (i) 11,753,558 shares of Common Stock outstanding as of August 4, 2026, as reported by the Issuer in the Form 10-Q, plus (ii) 6,043,321 shares of Common Stock issued in the Private Placement, as disclosed to the Reporting Persons by the Issuer.
- Tim Kutzkey (CIK 0001614186): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,824,612; sole dispositive power 0; shared dispositive power 3,824,612; aggregate amount beneficially owned 3,824,612 (21.5% of the class)
  Comment: Consists of (i) 1,386,122 shares of Common Stock held of record by TCG III LP, (ii) warrants to purchase 5,218 shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement, (iii) 1,565,311 shares of Common Stock held of record by TCG III-A LP, (iv) warrants to purchase 5,893 shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement and (v) 862,068 shares of Common Stock held of record by TCG Opportunity III LP. TCG III GP LP is the general partner of each of TCG III LP and TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to the securities held by TCG Opportunity III LP. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to the securities held by TCG Opportunity III LP. Peter Svennilson and Tim Kutzkey, a member of the Issuer's board of directors, are the managing partners of TCG III GP LP and the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities. Excludes (a) warrants to purchase 594,625 shares of Common Stock held by TCG III LP which are not exercisable within 60 days of this Statement due to beneficial ownership limitations, (b) warrants to purchase 671,518 shares of Common Stock held by TCG III-A LP which are not exercisable within 60 days of this Statement due to beneficial ownership limitations and (c) warrants to purchase 431,034 shares of Common Stock held by TCG Opportunity III LP which are not exercisable within 60 days of this Statement due to beneficial ownership limitations.
  
  Based on 17,807,990 shares outstanding, comprised of (i) 11,753,558 shares of Common Stock outstanding as of August 4, 2026, as reported by the Issuer in the Form 10-Q, plus (ii) 6,043,321 shares of Common Stock issued in the Private Placement, as disclosed to the Reporting Persons by the Issuer, plus (iii) 5,218 shares underlying warrants to purchase shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement, plus (iv) 5,893 shares underlying warrants to purchase shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement.
- Peter Svennilson (CIK 0001606074): type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,824,612; sole dispositive power 0; shared dispositive power 3,824,612; aggregate amount beneficially owned 3,824,612 (21.5% of the class)
  Comment: Consists of (i) 1,386,122 shares of Common Stock held of record by TCG III LP, (ii) warrants to purchase 5,218 shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement, (iii) 1,565,311 shares of Common Stock held of record by TCG III-A LP, (iv) warrants to purchase 5,893 shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement and (v) 862,068 shares of Common Stock held of record by TCG Opportunity III LP. TCG III GP LP is the general partner of each of TCG III LP and TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to the securities held by TCG Opportunity III LP. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to the securities held by TCG Opportunity III LP. Peter Svennilson and Tim Kutzkey, a member of the Issuer's board of directors, are the managing partners of TCG III GP LP and the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities. Excludes (a) warrants to purchase 594,625 shares of Common Stock held by TCG III LP which are not exercisable within 60 days of this Statement due to beneficial ownership limitations, (b) warrants to purchase 671,518 shares of Common Stock held by TCG III-A LP which are not exercisable within 60 days of this Statement due to beneficial ownership limitations and (c) warrants to purchase 431,034 shares of Common Stock held by TCG Opportunity III LP which are not exercisable within 60 days of this Statement due to beneficial ownership limitations.
  
  Based on 17,807,990 shares outstanding, comprised of (i) 11,753,558 shares of Common Stock outstanding as of August 4, 2026, as reported by the Issuer in the Form 10-Q, plus (ii) 6,043,321 shares of Common Stock issued in the Private Placement, as disclosed to the Reporting Persons by the Issuer, plus (iii) 5,218 shares underlying warrants to purchase shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement, plus (iv) 5,893 shares underlying warrants to purchase shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Surrozen, Inc.
Address of issuer's principal executive offices: 171 Oyster Point Blvd, Suite 400, South San Francisco, California (CA), 94080
Comment:
Explanatory Note:

This Amendment No. 7 (this Amendment No. 7) supplements and amends the Schedule 13D relating to the Common Stock of the Issuer that was filed with the Commission on August 23, 2021, as amended by Amendment No. 1 that was filed with the Commission on February 13, 2023, by Amendment No. 2 that was filed with the Commission on April 8, 2024, by Amendment No. 3 that was filed with the Commission on April 17, 2024, Amendment No. 4 that was filed with the Commission on March 28, 2025, by Amendment No. 5 that was filed with the Commission on January 22, 2026 and by Amendment No. 6 that was filed with the Commission on May 15, 2026 (collectively, the Original Schedule 13D). This Amendment No. 7 is being filed to update the aggregate percentage of the Common Stock owned by the Reporting Persons due to dilution caused by the Issuer's sales of additional shares of Common Stock from time to time since the date of the Original 13D. Only those items that are reported are hereby amended; all other items reported in the Original Schedule 13D remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by The Column Group III, LP (TCG III LP), The Column Group III-A, LP (TCG III-A LP), The Column Group III GP, LP (TCG III GP LP), The Column Group Opportunity III, LP (TCG Opportunity III LP), The Column Group Opportunity III GP, LP (TCG Opportunity III GP LP), TCG Opportunity III GP, LLC (TCG Opportunity III GP LLC, together with TCG III LP, TCG III-A LP, TCG III GP LP, TCG Opportunity III LP, and TCG Opportunity III GP LP, the Reporting Entities), Tim Kutzkey, a member of the Issuer's board of directors and Peter Svennilson. The Reporting Entities, Mr. Svennilson and Dr. Kutzkey are collectively referred to as the Reporting Persons. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached as Exhibit 1 to Amendment No. 5. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.
Residence or business address: The address of the principal offices of each Reporting Entity 1 Letterman Drive, Building D, Suite M-900, San Francisco, CA 94129.
Present principal occupation or employment: Each of TCG III LP, TCG III-A LP and TCG Opportunity III LP is a venture capital investment entity. TCG III GP LP is the general partner of each of TCG III LP and TCG III-A LP. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP. Dr. Kutzkey and Mr. Svennilson are the managing partners of TCG III GP LP and the managing members of TCG Opportunity III GP LLC, and are each engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of TCG III GP LP, TCG III LP, TCG III-A LP, TCG Opportunity III LP and TCG Opportunity III GP LP is a limited partnership organized under the laws of the State of Delaware. TCG Opportunity III GP LLC is a limited company organized under the laws of the State of Delaware. Dr. Kutzkey is a citizen of the United States of America. Mr. Svennilson is a citizen of Sweden.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended by adding the following as the last paragraphs thereof:

On October 20, 2026, in connection with the Private Placement, TCG III LP purchased units comprised of (i) 485,830 shares of Common Stock and (ii) 242,915 Series E Common Warrants for a purchase price of $11.60 per unit or $5,635,628.00 in the aggregate.

On October 20, 2026, in connection with the Private Placement, TCG III-A LP purchased units comprised of (i) 548,653 shares of Common Stock and (ii) 274,327 Series E Common Warrants for a purchase price of $11.60 per unit or $6,364,374.80 in the aggregate.

On October 20, 2026, in connection with the Private Placement, TCG Opportunity III LP purchased units comprised of (i) 517,241 shares of Common Stock and (ii) 258,620 Series E Common Warrants in the Private Placement for a purchase price of $11.60 per unit or $5,999,995.60 in the aggregate.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 4 of the Original Schedule 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Amendment No. 7.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Amendment No. 7.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreements of TCG III LP, TCG III-A LP and TCG Opportunity III LP, the general partner and limited partners of each of TCG III LP, TCG III-A LP and TCG Opportunity III LP may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 3 and Item 4 of this Statement and the information set forth in Item 6 of the Original Schedule 13D are incorporated herein by reference.

## Signatures
- The Column Group III GP, LP: /s/ James Evangelista, James Evangelista, Attorney-in-Fact (10/22/2026)
- The Column Group III, LP: /s/ James Evangelista, James Evangelista, Attorney-in-Fact (10/22/2026)
- The Column Group III-A, LP: /s/ James Evangelista, James Evangelista, Attorney-in-Fact (10/22/2026)
- The Column Group Opportunity III, LP: /s/ James Evangelista, James Evangelista, Attorney-in-Fact (10/22/2026)
- The Column Group Opportunity III GP, LP: /s/ James Evangelista, James Evangelista, Attorney-in-Fact (10/22/2026)
- TCG Opportunity III GP, LLC: /s/ James Evangelista, James Evangelista, Attorney-in-Fact (10/22/2026)
- Tim Kutzkey: /s/ James Evangelista, James Evangelista, Attorney-in-Fact (10/22/2026)
- Peter Svennilson: /s/ James Evangelista, James Evangelista, Attorney-in-Fact (10/22/2026)